UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

SIRNA THEURAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Oxford Bioscience Partners IV L.P.

mRNA Fund II L.P.

OBP Management IV L.P.

Jeffrey T. Barnes

Mark P. Carthy

Jonathan J. Fleming

Michael E. Lytton

Alan G. Walton

222 Berkeley Street, Suite 1650

Boston, Massachusetts 02116

(617-357-7474)

with a copy to:

Sam Zucker

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, California 94025

(650) 473-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829669100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OXFORD BIOSCIENCE PARTNERS IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (1)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,765,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,765,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,765,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.28%(1)

14.	Type of Reporting Person (See Instructions) PN

(1) See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MRNA FUND II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (1)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,765,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,765,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,765,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.28%(1)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP MANAGEMENT IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (1)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,765,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,765,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,765,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.28%(1)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JEFFREY T. BARNES

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (1)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,765,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,765,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,765,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.28%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MARK P. CARTHY

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (1)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,765,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,765,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,765,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.28%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JONATHAN J. FLEMING

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (1)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,765,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,765,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,765,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.28%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MICHAEL E. LYTTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (1)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,765,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,765,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,765,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.28%(1)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALAN G. WALTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (1)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,765,683(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,765,683(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,765,683(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 11.28%(1)

14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 5 to Schedule 13D filed by the undersigned (this “Schedule 13D/A”).  This Schedule 13D/A is being filed by the Reporting Persons to report the execution of a set of Securities Purchase Agreements and the acquisition of a set of warrants in connection therewith, as described in Item 3 below.  Accordingly, after the consummation of the transactions described in Item 3 below, the number of securities beneficially owned by the Reporting Persons will increase.  The Schedule 13D is amended and supplemented as follows:

Item 1.	Security and Issuer

The response set forth in Item 1 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)           The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”), and Common Stock issuable upon the exercise of warrants.

(b)           The principal executive offices of the Issuer are located at 185 Berry Street, Suite 6504, San Francisco, CA 94107.

Item 2.	Identity and Background

The response set forth in Item 1 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Set forth below is the following information with respect to the filing on this Schedule 13D/A:  (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a)           Oxford Bioscience Partners IV L.P. (“Oxford IV”) and mRNA Fund II L.P. (“MRNA II”) (collectively, the “Funds”); OBP Management IV L.P. (“OBP IV”) which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes (“Barnes”), Mark P. Carthy (“Carthy”), Jonathan J. Fleming (“Fleming”), Michael E. Lytton (“Lytton”) and Alan G. Walton (“Walton”) (collectively, the “General Partners”), who are the general partners of OBP IV.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)           The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116.  The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

(c)           The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA II.  The principal business of each of the General Partners is to manage the affairs of OBP IV.

(d)           During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)           During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware.  Each of the General Partners is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

Pursuant to a set of Securities Purchase Agreements between Sirna and each of the Funds and various other investors in connection with a private placement of shares of Sirna’s Common Stock and warrants to purchase shares of Sirna’s Common Stock, each dated July 5, 2005 (each, a “Securities Purchase Agreement,” and collectively the “Securities Purchase Agreements”), the Funds have irrevocably agreed to purchase an aggregate of 1,250,000 shares of Sirna’s Common Stock as a price of $1.60 per share for total consideration of $2,000,000 (collectively, the “Shares”) at the Second Closing as defined below.  Under the terms of the Securities Purchase Agreements, the Funds also will receive warrants to purchase an aggregate of 449,999 shares of Common Stock at an exercise price of $1.92 per share (the “Warrants”), which price will be reduced to $1.67 per share if Sirna’s shares of Common Stock are either (a) delisted from Nasdaq National Market or (b) terminated from registration under the Securities Act of 1933, as amended (the “Securities Act”) during their exercise period.  In addition, the exercise price of and the number of shares issuable under the Warrants are subject to customary adjustments in certain events, including reclassification of Sirna’s securities, certain mergers, consolidations, sales of substantially all of the assets of Sirna, subdivision or combination of shares of Sirna, stock dividends and other distributions of Sirna.

Each of the Warrants will be exercisable from January 6, 2006 through July 6, 2010 and can be exercised in cash.  In addition, the Warrants may be “net exercised” at any time after the Required Effective Date (as defined and described in Item 4 below) through the exercise period of the Warrants only during such times as the registration statement, required to be filed with respect to the shares sold pursuant to the Securities Purchase Agreements, is not effective.  The net exercise provision allows the Funds to receive shares of Sirna’s Common Stock equal to the value of the Warrants without paying the exercise price in cash, but rather with the shares underlying the Warrants.  The consideration for the Warrants is included in the aggregate purchase price of the Shares.

The private placement is anticipated to take place in two tranches, in which a total of 17,506,250 shares of Sirna’s Common Stock and warrants to purchase 6,302,246 shares of Sirna’s Common Stock will be issued to the investors participating in the private placement.  On July 6, 2005, at the first closing of the private placement (the “First Closing”), Sirna issued 8,319,564 shares of its Common Stock and warrants to purchase 2,995,043 shares of its Common Stock to the unaffiliated investors in the private placement.  Under applicable rules of the Nasdaq National Market, the second closing of the private placement (including the sale of the Shares to the Funds) requires Sirna’s stockholder approval.  Pursuant to the Securities Purchase Agreements and subject to such stockholder approval, Sirna will issue an additional 9,186,686 shares of its Common Stock and warrants to purchase 3,307,203 shares of its Common Stock in a second closing of the private placement (the “Second Closing”) to the affiliated investors, including the Funds, and the unaffiliated investors that participated in the First Closing (such affiliated investors and unaffiliated investors, collectively, the “PIPE Investors”).

In addition, in conjunction with the transaction, each of the Funds also entered into a Voting Agreement with Sirna dated July 1, 2005 (the “Voting Agreement”), pursuant to which each of the Funds has agreed, solely in its capacity as a stockholder, to vote all of its issued and outstanding shares of Sirna’s Common Stock in favor of the proposal to approve the private placement and has granted to Sirna an irrevocable proxy to vote all of its issued and outstanding shares of Sirna’s Common Stock in favor of such proposal.  Pursuant to the terms of the Voting Agreement, each of the Funds has agreed not to (a) sell, assign, transfer (including by merger or otherwise) its shares of Sirna’s Common Stock, (b) deposit any of such shares into a voting trust or enter into a voting trust or arrangement with respect to such shares, or (c) grant any proxy or power of attorney with respect to such shares which is inconsistent with such Voting Agreements or enter into any contract or other arrangement regarding the sale assignment or transfer of such shares unless, in each case, the transferee agrees to be bound by the terms of the Voting Agreement.  The Voting Agreements will terminate upon the earlier to occur of (a) the Second Closing; (b) July 1, 2006; or (c) the date that the Securities Purchase Agreements terminate under their own terms.

Under the terms of the Securities Purchase Agreements, the Funds’ obligation to consummate the Second Closing is subject to meeting the conditions enumerated in the Securities Purchase Agreements, including the following major conditions:

•              Sirna’s stockholders have approved the private placement.

•              Each affiliated PIPE Investor shall have executed and delivered to Sirna a copy of the Voting Agreement.

•              Sirna’s representations and warranties set forth in the Securities Purchase Agreements were true and correct in all material respects as of the date of the Second Closing (or such other specific date indicated in the Securities Purchase Agreements).

In the Second Closing:

(a)           Oxford IV will purchase (i) 1,237,582 shares of Sirna’s Common Stock and (ii) a warrant to purchase 445,529 shares of Sirna’s Common Stock; and

(b)           MRNA II will purchase (i) 12,418 shares of Sirna’s Common Stock and (ii) a warrant to purchase 4,470 shares of Sirna’s Common Stock.

The funds used by the Funds to acquire the Shares and the Warrants were obtained from their investment funds.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreements (including the Terms and Conditions for Purchase of Shares attached as Annex I thereto and the forms of Warrant and the Voting Agreement attached as Exhibits B and C thereto) included as Exhibit A to this Schedule 13D/A, which is incorporated in its entirety in this Item 3.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The Funds agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.

Pursuant to the Securities Purchase Agreements, no later than 15 business days after the First Closing (the “Filing Date”), Sirna is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the shares of Common Stock (A) issued at the First Closing and the Second Closing, and (B) issuable upon exercise of the Warrants.  Sirna is required to use its reasonable commercial efforts to have such registration statement declared effective by the SEC prior to the date which is 70 calendar days after the Filing Date (or 110 calendar days if the registration statement receives SEC review) (the “Required Effective Date”), and, subject to Sirna’s right to suspend the resale of stock under the registration statement in certain circumstances, Sirna is required to use its reasonable commercial efforts to maintain the effectiveness of the registration statement until the earlier of (a) five years after the effectiveness of the registration statement, (b) the date on which the Funds may sell all Shares and shares issuable upon exercise of the Warrants then held by the Funds without restriction by the volume limitations of Rule 144 of the Securities Act or (c) such time as all of the Shares and shares issuable upon exercise of the Warrants have been sold.  If the registration statement (a) is not filed by the Filing Date, (b) is not declared effective on or prior to the Required Effective Date or (c) once effective, ceases to be effective and available to the Funds for any continuous period that exceeds 30 days or for one or more periods that exceed in an aggregate of 60 days in any 12-month period, Sirna is required to pay the Funds a cash payment as liquidated damages and not as a penalty.  This cash payment is calculated as 1% of the aggregate purchase price paid by the Funds, up to a maximum total cash payment equal to 10% of the aggregate purchase price, for each 30-day period of a registration default event described in (a), (b) or (c) above.  If the default event lasts less than 30 days, the liquidated damages apply on a pro rata basis for any portion of such a 30-day period.

Until July 7, 2006, the Funds have a pro rata right, calculated on a fully diluted basis, to participate in any future private sales of securities by Sirna, other than shares that are issued in sales that are customarily excluded from such right, namely, Common Stock dividends, shares or options granted or sold under an option plan or as compensation to employees, directors and consultants, securities issued as merger or acquisition consideration to acquire another entity or to purchase such entity’s stock or assets, shares issued to vendors, partners or other parties in connection with licenses, strategic partnerships, joint ventures or other similar business arrangements not primarily intended to raise capital, securities issuable as of July 6, 2006, shares issued to financial institutions or lenders in connection with loan, credit, lease or other debt financing arrangements, and shares approved by a majority of the PIPE Investors.

The information with regard to the Voting Agreement provided or incorporated by reference in Item 3 is hereby incorporated by reference.

References to and descriptions of the transaction as set forth in this Item 4 are qualified in their entirety by reference to the Securities Purchase Agreements (including the Terms and Conditions for Purchase of Shares attached as Annex I thereto and the forms of Warrant and the Voting Agreement attached as Exhibits B and C thereto) included as Exhibit A to this Schedule 13D/A, which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

The responses set forth in Item 5 of the Schedule 13D are hereby amended by deleting the previous responses in their entirety and replacing them with the following:

(a)           OBP IV is the general partner of Oxford IV and MRNA II.  Immediately prior to the Second Closing, Oxford IV will hold 4,569,545 shares of the Issuer’s Common Stock and a warrant to purchase 891,346 shares of the Issuer’s Common Stock.  Immediately after the consummation of the Second Closing, Oxford IV will hold 5,807,127 shares of the Issuer’s Common Stock and 1,341,345 shares of the Issuer’s Common Stock issuable upon the exercise of warrants, 891,346 of which are issuable under an Exchange Warrant (as defined below) and are exercisable within 60 days of the date hereof.

Immediately prior to the Second Closing, MRNA II will hold 45,849 shares of the Issuer’s Common Stock and a warrant to purchase 8,943 shares of the Issuer’s Common Stock.  Immediately after the consummation of the Second Closing, MRNA II will hold 58,267 shares of the Issuer’s Common Stock and 8,943 shares of the Issuer’s Common Stock issuable under an Exchange Warrant, which is exercisable within 60 days of the date hereof.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships and shared general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each partnership owns of record.  OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II.  Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II.  Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares that MRNA II acquired and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares that Oxford IV acquired, except to the extent of their indirect pecuniary interest therein.

Collectively, immediately after the consummation of the Second Closing, the Funds will beneficially own 6,765,683 shares of the Issuer’s Common Stock, or approximately 11.28% of the Issuer’s Common Stock.  This percentage is calculated by dividing 6,765,683 shares of Sirna’s Common Stock by an aggregate of 60,004,426 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which aggregate is the sum of:  (a) 41,597,887 shares of the Issuer’s Common Stock outstanding on June 30, 2005, (b) 17,506,250 shares of the Issuer’s Common Stock issued on July 6, 2005 and the date of Closing pursuant to the Securities Purchase Agreements with the Funds and other PIPE Investors, and (c) 900,289 shares of Common Stock issuable to the Funds upon the exercise of a set of warrants (each, an “Exchange Warrant”) issued pursuant to that certain Warrant Exchange Agreement by and among Sirna, the Funds and other investors thereto dated December 30, 2004, which warrants are exercisable within 60 days of the date hereof.

(b)           Number of shares as to which each person named in paragraph (a) above has:

(i)            sole power to vote or to direct the vote: 0 shares for the Funds, OBP IV and the General Partners.

(ii)           shared power to vote or to direct the vote:  6,765,683 shares for the Funds, OBP IV and the General Partners.

(iii)          sole power to dispose or to direct the disposition of:  0 shares for the Funds, OBP IV and the General Partners.

(iv)          shared power to dispose or to direct the disposition of:  6,765,683 shares for the Funds, OBP IV and the General Partners.

(c)           Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

To the best of the knowledge of the Funds, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.            Form of the Securities Purchase Agreement dated as of July 5, 2005 by and between Sirna and each of the Funds (incorporated by reference to Exhibits 4.1, 4.2 and 9.1 of Sirna’s current report on Form 8-K filed with the SEC on July 11, 2005).

B.            Agreement regarding filing of joint Schedule 13D/A.

C.            Power of Attorney dated as of April 8, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2005

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

	By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

	By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

	By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

*
Michael E. Lytton

*
Alan G. Walton

*By:	/s/ Raymond Charest
Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange
Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit C.

EXHIBIT INDEX

A.            Form of the Securities Purchase Agreement dated as of July 5, 2005 by and between Sirna and each of the Funds (incorporated by reference to Exhibits 4.1, 4.2 and 9.1 of Sirna’s current report on Form 8-K filed with the SEC on July 11, 2005).

B.            Agreement regarding filing of joint Schedule 13D/A.

C.            Power of Attorney dated as of April 8, 2004.

Exhibit B

JOINT FILING UNDERTAKING

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D/A, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Sirna Therapeutics, Inc. is being filed on behalf of each of the undersigned.

Dated: July 22, 2005.

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

	By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

	By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

	By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

*
Michael E. Lytton

*
Alan G. Walton

*By:	/s/ Raymond Charest
Raymond Charest as Attorney-in-Fact

This Schedule 13D was executed by Raymond Charest pursuant to Powers of Attorney, filed with the Securities and Exchange
Commission on April 8, 2004, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit C.

Exhibit C

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Raymond Charest, Alexia Pearsall and Jonathan J. Fleming, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a general partner or authorized signatory, as the case may be, on behalf of any of Oxford Bioscience Partners IV L.P., mRNA II L.P., or OBP Management IV L.P., pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 8th day of April, 2004.

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton